UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained herein is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On September 28, 2023, the Board of Directors (the “Board”) of Canada Goose Holdings Inc. (or the “Company”) appointed Gary Saage and Jennifer Davis to the Board. The Board determined that Mr. Saage and Ms. Davis are each independent directors in accordance with applicable NYSE listing rules and the rules and regulations of the U.S. Securities and Exchange Commission. The Company also appointed Marjan Anwar Khan to the role of Chief Technology Officer.

The Company put out the following release regarding Mr. Saage’s, Ms. Davis’s and Ms. Khan’s appointments:

Toronto, ON – September 28, 2023 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) today announced the appointments of Gary Saage, former Group Chief Financial Officer, Richemont, and Jennifer Davis, Partner, Bain Capital Private Equity, to the Canada Goose Board of Directors, effective immediately. Jennifer will replace Josh Bekenstein, who has made the decision to resign from the Board. Gary will also join the Audit Committee. At the same time, Canada Goose announced that Marjan Anwar Khan will join the company as Chief Technology Officer. “As Canada Goose embarks on a new chapter of global growth, I couldn’t be more pleased to welcome Gary and Jennifer to the Board and Marjan to the role of CTO,” said Dani Reiss, Chairman and CEO, Canada Goose. “I’d also like to take this opportunity to thank Josh for his outstanding service, leadership and contributions to Canada Goose since I met him in 2013. Josh remains an incredible mentor and good friend. Our newest board members will draw on their extensive knowledge and expertise in finance, luxury and retail to help our team to continue to execute against our strategic growth pillars, while Marjan will lead our technology transformation.”

Board of Directors:

Gary Saage has extensive experience in the luxury industry, most recently serving as Chief Financial Officer for the Richemont group based in Switzerland. In 1988, he joined Cartier in the U.S., and subsequently served as Chief Operating Officer of Richemont in North America and then as COO of Alfred Dunhill in London. In 2006, Gary joined Richemont as Group Deputy Finance Director and in 2010 was promoted to Chief Financial Officer. Gary has recently been nominated to the Board of Richemont and, if elected, to the role of Chairman of their Audit Committee.

“I’m honoured to join the Board of Directors at Canada Goose as it further cements its position as one of the world’s premier performance luxury brands. I look forward to supporting the talented leadership team as they execute on the brand’s strategic growth pillars,” said Gary.

Jennifer Davis is a seasoned executive with decades of experience in investment banking. She joined Bain Capital in 2022, where she is a Partner in the Consumer and Retail Vertical, and a member of the North American Private Equity team. Prior to joining Bain Capital, Jennifer spent nearly two decades at Goldman, Sachs & Co. where her roster of clients included Birkenstock, L Brands, Ralph Lauren and PepsiCo. Jennifer is also a member of the Board of Directors of Bob’s Discount Furniture and The Opportunity Network and the Board of Trustees of Cornell University and was heavily involved in Canada Goose’s IPO during her time at Goldman Sachs.

“It’s truly a privilege to become a board member for Canada Goose, a brand that I’ve respected for a long time for its authenticity, unmatched product and commitment to sustainability. I was proud to have worked on Canada Goose’s IPO in 2017, and I’m thrilled to be able to work even more closely with the talented leadership team to contribute to driving business acceleration and growth in the global luxury market,” said Jennifer.

Leadership Team:

As Chief Technology Officer, Marjan Anwar Khan will lead Canada Goose’s technological evolution, including developing a system-wide architecture strategy, advancing digital strategy, implementing AI and automation practices, and fostering new business partnerships. Before joining Canada Goose, Marjan spent eight years at Restaurant Brands International where she led Tech Partner Success and the Project Management Office in her most recent role. She has also held senior roles at Tim Hortons and Deloitte.

“I’m very excited to join the Canada Goose team and help lead the brand on its digital transformation journey. I’ve always admired Canada Goose, truly one of Canada’s most well-known and beloved brands, as they have brought more of Canada to the world,” said Marjan. “I look forward to contributing to the company’s next phase of innovation and to see how far we can push the boundaries of technological capability and design in the evolving retail industry.”

Finally, Woody Blackford, Chief Product Officer is no longer with Canada Goose. The search for a new design lead, who will work closely with our existing product leadership team, commenced prior to his departure and is well underway. As well, Paul Cadman, APAC President, is no longer with the company. We thank Paul for his contributions during his time at Canada Goose. While we actively replace these roles, we remain confident in the strong leadership team at Canada Goose who will actively manage these areas in the interim.

About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

By:	/s/ David Forrest
Name:	David Forrest
Title:	Senior Vice President, General Counsel

Date: September 28, 2023